Exhibit 1.5

Amendment to the Company’s Articles of Association, dated October 25, 2010

Section 4 of the Company’s Articles of Association is replaced in its entirety by the following:

4.	SHARE CAPITAL

The authorized share capital of the Company is NIS 300,000 divided into 7,500,000 (seven million five hundred thousand) Ordinary Shares, par value NIS 0.04 per share.